Your ref
Our ref CMP-0014-01

02 JUL -2 AM 12:38

ERG
GROUP

19 June 2002

ERG Australia Ltd

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

02042337

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Cancellation of Employee Options.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr190602.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

FAXED 19 JUN 2002

ERG GROUP

TO Company Announcements Office
AT Australian Stock Exchange Limited
FAX 1300 300 021
REF CMP-0014-01
FROM Rebecca Greig **DATE** 19 June 2002
FAX +61 8 9273 1208 **PHONE** +61 8 9273 1255 **PAGES** 1
RE **Cancellation of Employee Options**

Dear Sirs

I wish to advise that 45,000 options held under the ERG Limited Executive Option Plan were cancelled on 17 June 2002. The expiry date of these options was 17 November 2010.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax180602.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group